# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Scinai Immunotherapeutics Ltd., CIK 0001611747
CUSIP: 09073Q203
Title of class of securities: American Depositary Shares, each representing 4,000 Ordinary Shares, no par value
Address of issuer's principal executive offices: Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem, Israel (L3), 0000000
Date of event which requires filing of this statement: 09/29/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001567619-22-018298
Filed by CIK 0001948744

## Reporting persons
- Stone Daniel E.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 346,667; shared voting power 0; sole dispositive power 346,667; shared dispositive power 0; aggregate amount beneficially owned 346,667 (9.9% of the class)
- RK Stone Miami, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); sole voting power 282,467; shared voting power 0; sole dispositive power 282,467; shared dispositive power 0; aggregate amount beneficially owned 282,467 (8.1% of the class)
  Comment: Based on 12,750,715,584 ordinary shares outstanding as of September 17, 2025, as disclosed by the issuer on September 22, 2025. Includes 64,200 American Depositary Shares (ADSs) held directly by the Reporting Person, 200,000 ADSs held by RK Stone Miami, LLC ("RK") and 82,467 ADSs issuable upon exercise of pre-funded warrants held by RK. On September 22, 2025, RK exercised 200,000 warrants. As of September 29, 2025, RK holds 200,000 ADSs and 283,426 ADS pre-funded warrants, which may not be exercised if such exercise would result in beneficial ownership by RK, together with its affiliates (which include the Reporting Person) and certain other persons, of greater than 9.99% of the ordinary shares. As disclosed in the Schedule 13G amendment filed with the Securities and Exchange Commission on January 24, 2025, future issuances of ordinary shares or ADSs by the issuer to third parties are expected to cause additional amounts of pre-funded warrants to become exercisable within the foregoing limitation, without increasing the reporting person's beneficial ownership percentage.

## Item 1. Issuer
Name of issuer: Scinai Immunotherapeutics Ltd.
Address of issuer's principal executive offices: Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, 0000000

## Item 2. Person Filing
Name of person filing:
i) Daniel E. Stone
ii) RK Stone Miami, LLC
Address of principal business office or, if none, residence:
i) 1200 Brickell Avenue, #1470, Miami, FL 33131

ii) 1200 Brickell Avenue, #1470, Miami, FL 33131
Citizenship:
i) United States
ii) Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
i) 346,667
ii) 282,467
Percent of class:
i) 9.9
ii) 8.1
Sole power to vote or to direct the vote:
i) 346,667
ii) 282,467
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
i) 346,667
ii) 282,467
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT 1.01 JOINT FILING AGREEMENT

## Signatures
- Stone Daniel E.: /s/ Daniel E. Stone, Stone Daniel E. (10/01/2025)
- RK Stone Miami, LLC: /s/ Daniel E. Stone, Sole Member - RK Stone Miami, LLC (10/01/2025)